Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: These are excerpts from posts made on AMR Corporation’s intranet site between the evening of February 15, 2013 and 1:00 pm (central time) on February 18, 2013.

Employee #1 Feb 15, 2013

Its (sic) there a chance that Mr. Snook start (sic) writing to us the passenger service agents we have a lot of questions for him. Communication is essential. Please let him know that we will love to communicate with him. Thank you.

Don Langford Feb 15, 2013

Javier, there will lots (sic) of ways for all of us to be involved in this process as it moves forward. But until the merger deal closes, hopefully later this year, we’re competitors with US Airways. So we have to be careful getting (sic) too far ahead of ourselves!

Potential merger questions or not, I’m always happy to hear anything that people are interested in. You, or anyone actually, can always email me whenever you want.

We run a business, so our efficiency must remain important, but as I told the Res group when I started my job, I want to add metrics that allow us to measure customer satisfaction as well as we measure AHT or D+0. I believe we’re getting there.

Employee #2 Feb 16, 2013

Don, I am glad for the open communication that you keep us as up to date with information as possible. I know in the short term we need everyone to keep both airlines running. As the merger progresses though, we will have some overlap. As someone who recently moved from Tucson, the merger scares me. I am settling in and making my home here at the SERO and I hope the fact that US Air has an office in Winsten-Salem (sic) doesn’t change the status of our office. Do you know if their office will become just another satellite office like the Norfolk offices for Kip to oversee? I am looking forward to selling our passengers on the new hubs and new flights, and welcoming their top tiers into our program. I realize this is a BIG change for all us at both Airlines, and I am sure I am not the only one feeling a tad skittish. Also, the new Jetnet is not friendly with the spelling of names. Apparently, names like mine, starting with MaC or MacD, cause issues and its difficult to get that second capital letter capitalized. Along that line, I realize that our email addresses need to be in the employee’s name, but what if everyone knows you by your phone alias? At some point we will be able to transfer between our reservations offices and say US Air’s Tempe office? Thanks for keeping us up to date and the merger information and I appreciate that you will keep us in the loop with plans for all the reservations offices.

Don Langford Feb 16, 2013

Barbara, I’m sorry but saying “the SERO’s days are numbered” is simply fear-mongering, and in my opinion, wrong. The goal behind this merger plan is not cost-cutting and shrinking, but rather growth, and establishing the new American as a strong global carrier.

I understand everyone is a bit nervous about what the future will being (sic) – heck, I’m not too sure about my own job, myself! But I know it is way too early to be talking and worrying about what may happen 3, 4, 5 years from now. Whatever happens, we’ll figure it out it (sic) together, and to provide the best for our customers and our people.

Employee #3 Feb 16, 2013

Hey Barbara, Although I would not leave Raleigh at this point, (Kip and Linnea are a really AWESOME management team to work for) several others have already wondered about transferring to Tempe.

Don Langford Feb 16, 2013

Morgana, I see no reason at all to be scared. Of course, change is unsettling, but this merger is intended to provide growth and to position the new American as a strong competitor for the future.

If you ready Missy’s excellent “Merger 101” on this site, you’ll see there are many steps that would have to happen before we can even start to integrate our operations. Approval of the deal is only a first step; there are many more to come, which will take time to accomplish.

I’ll send your comment about name spelling to the Jetnet team. Take care and be sure to take good care of our customers!

Employee #4 Feb 17, 2913

Hey Don, as I read your comments, I believe more and more that the merger will mean growth. And even with that in mind, it doesn’t mean we should lack (sic) off, we should work everyday with excellence. That will help us grow even more.

Don Langford Feb 17, 2013

Paolina, I agree 100%. We are working on lots of things to help improve our customer experience. Many of those ideas have come from our people on the front line! Stay tuned for more developments.

But, right now, we have lots of great people with lots of experience and skills. Doing our best to provide great service today is the best way for our business to be strong and growing for our people and customers alike!

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.